SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a).

(Amendment No. __)*

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA 98004
(425) 974-3788

Copy to:

Julia Vax, Esq.
Arnold & Porter LLP
Three Embarcadero Center, Suite 700
San Francisco, CA 94111-4024
(415) 471-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38068N108	13D	Page 2 of 9 pages

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With			19,667,244[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
19,667,244[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,667,244[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	27.1%[1]
14.		Type of Reporting Person (See Instructions)	IA

1 This number does not include (i) 4,059,000 shares of the issuer’s Class A common stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of the Modified Notes (as defined below) held by Steelhead Navigator because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Modified Notes or (ii) a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

CUSIP No. 38068N108	13D	Page 3 of 9 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			19,667,244[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
19,667,244[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,667,244[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	27.1%[1]
14.		Type of Reporting Person (See Instructions)	PN

 1 This number does not include (i) 4,059,000 shares of Convertible Note Shares that may be issued to Steelhead Navigator upon the conversion of the Modified Notes held by Steelhead Navigator because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Modified Notes or (ii) a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

CUSIP No. 38068N108	13D	Page 4 of 9 pages

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	19,667,244[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	19,667,244[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,667,244[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	27.1%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

1 This number does not include (i) 4,059,000 shares of Convertible Note Shares that may be issued to Steelhead Navigator upon the conversion of the Modified Notes held by Steelhead Navigator because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Modified Notes or (ii) a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

CUSIP No. 38068N108	13D	Page 5 of 9 pages

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	19,667,244[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	19,667,244[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	19,667,244[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	27.1%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

1 This number does not include (i) 4,059,000 shares of Convertible Note Shares that may be issued to Steelhead Navigator upon the conversion of the Modified Notes held by Steelhead Navigator because the receipt of such Convertible Note Shares is contingent upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Modified Notes or (ii) a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

CUSIP No. 38068N108	13D	Page 6 of 9 pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, no par value per share (the “Common Stock”), of Gold Reserve Inc. (the “Issuer”).  The principal executive office of the Issuer is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201.

Item 2.  Identity and Background.

This Schedule 13D is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein.

The reporting persons previously reported their beneficial ownership in the Issuer’s securities on a Schedule 13G/A filed with the SEC on February 9, 2012 (the “Schedule 13G/A”), but are filing this Schedule 13D as required by Rule 13d-1(f) of the Act in connection with the Restructuring Transaction (as defined below).

The principal business address of Steelhead, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, Washington 98004. The principal business address of Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Steelhead Navigator is an exempted limited partnership, whose investment manager is Steelhead.  Steelhead is an investment adviser registered as such with the Securities and Exchange Commission (“SEC”). Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands exempted limited partnership, and Mr. Johnston and Mr. Klein are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used to purchase 11,707,979 shares of Common Stock reported on this Schedule 13D and previously reported on the Schedule 13G/A was the working capital of Steelhead Navigator.  The amount of funds used to purchase such shares of Common Stock was approximately $21,827,747.  No funds or other consideration was used to acquire the Additional Consideration (as defined below) issued or issuable by the Issuer to Steelhead Navigator pursuant to the Restructuring Transaction.

Item 4.  Purpose of Transaction.

The securities were acquired for investment purposes, and the acquisitions of the securities were made in the ordinary course of business or pursuant to the Restructuring Transaction and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purposes, the reporting persons may engage in communications with one or more officers of the Issuer and/or one or members of the board of directors of the Issuer, including by not limited to the Issuer’s operations.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with their investment purposes, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of their securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

CUSIP No. 38068N108	13D	Page 7 of 9 pages

Except to the extent the Restructuring Transaction or any of the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

See also disclosures under Items 5(c) below, which are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a)    Steelhead Navigator beneficially owns 19,667,244 shares of Common Stock, and the percentage of Common Stock beneficially owned by Steelhead Navigator is 27.1%.

Steelhead, as the investment manager of Steelhead Navigator and the sole member of Steelhead Navigator’s general partner, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Steelhead, Mr. Johnston and Mr. Klein beneficially own 19,667,244 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 27.1%.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 - 5 of this Schedule 13D was derived from the Issuer’s Form SC TO/A filed with the SEC on November 27, 2012, in which the Issuer stated that a total of 72,711,709 shares of Common Stock will be outstanding following the Restructuring Transaction.

(b)    Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

(c)    On September 18, 2012, the Issuer filed a Schedule TO with the SEC relating to the offer (“Offer”) to certain holders of the 5.50% Senior Subordinated Convertible Notes due 2022 issued by the Issuer on May 18, 2007 (the “Notes”) to participate in a restructuring of such Notes.   According to the Issuer’s Schedule TO, as amended and supplemented (collectively, the “Schedule TO”), holders of approximately 98.7% of the outstanding Notes (the “Large Noteholders”), including Steelhead Navigator, have agreed to the terms of a restructuring transaction (the “Restructuring Transaction”) pursuant to the Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012, among the Issuer and the Large Noteholders (the “Restructuring Agreement”), whereby the Notes held by the Large Noteholders will be restructured.  The holders of the remaining 1.3% of the outstanding Notes were offered the opportunity to participate in the Restructuring Transaction upon the same terms through the Offer (which Offer expired on November 23, 2012).  On December 4, 2012, in connection with the closing of the Restructuring Transaction, Steelhead Navigator received the following securities of the Issuer (collectively, the “Additional Securities”): (i) 7,959,265 shares of Common Stock (the “Additional Common Stock”) and (ii) $16,236,000 in principal amount of the Notes, with the amended terms (the “Modified Notes”) set forth in the Supplemental Indenture (as defined in the Restructuring Agreement).  Based on the current conversion rate, 4,059,000 shares of Common Stock (the “Convertible Note Shares”) that may be issued to Steelhead Navigator (as defined below) upon the conversion of the Modified Notes held by Steelhead Navigator are not included in this Schedule 13D because the receipt of such Convertible Note Shares is contingent (as was the case with the Notes) upon the issuer’s determination, in its sole discretion, to deliver the Convertible Note Shares instead of cash upon conversion of the Modified Notes.  In addition to the Modified Notes and 7,959,265 shares of Common Stock, pursuant to the terms of the Restructuring Agreement, Steelhead Navigator received a contingent value right (“CVR”) that will entitle Steelhead Navigator to receive, net of certain deductions, 3.506% of the proceeds actually received by the Issuer with respect to (i) the Arbitration Award (as defined in the Schedule TO) and (ii) the Mining Data Sale (as defined in the Schedule TO), net of certain deductions, which, if and when paid, may be in the form of cash, commodities, bonds, shares or any other consideration received by the Issuer as a result of the Arbitration Award or the Mining Data Sale.  The CVR and the underlying securities or other consideration that may be issued to Steelhead Navigator are not included in this Schedule 13D because there can be no assurances that the Issuer will receive any proceeds from any Arbitration Award and/or Mining Data Sale or that Steelhead Navigator will receive any cash, commodities, bonds, shares or other consideration as a result thereof.  The Additional Securities and the CVR and the securities or other consideration that may be issued to Steelhead Navigator thereunder are collectively referred to herein as the “Additional Consideration.”

CUSIP No. 38068N108	13D	Page 8 of 9 pages

(d)    Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See disclosures under Items 5(c) above, which are incorporated by reference herein.  In addition, pursuant to the terms of the Restructuring Agreement, Steelhead has agreed that it will not, either alone or in concert with others, take any action to remove or replace, or vote for the election of any individual seeking to replace, any member of the Issuer’s board of directors or management, until, but not including, the earlier of June 30, 2013 or the 2013 annual meeting of the Issuer, subject to certain limitations.

Item 7.  Material to Be Filed as Exhibits.

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.
2.	Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012.*

______________

* Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

CUSIP No. 38068N108	13D	Page 9 of 9 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein

EXHIBITS LIST

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.
2.	Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012.*

_________________

* Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: December 14, 2012	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein